As filed with the Securities and Exchange Commission on June 29, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 33-96816

A. Full title of the plan and the address of the plan:

Central Garden & Pet Company Investment Growth Plan

3697 Mt. Diablo Boulevard

Lafayette, California 94549

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Central Garden & Pet Company

3697 Mt. Diablo Boulevard

Lafayette, California 94549

REQUIRED INFORMATION

1. Financial statements filed as a part of this annual report: Report of Deloitte & Touche LLP, independent registered public accounting firm, Statements of Net Assets Available for Benefits (Modified Cash Basis) as of December 31, 2003 and 2002, Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis) for the Year Ended December 31, 2003, Notes to Financial Statements as of December 31, 2003 and 2002, and for the year Ended December 31, 2003 and Supplemental Schedule as of December 31, 2003.

2. Exhibit filed as part of this annual report:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 29, 2004

	By:	/s/ Marty Brown
Marty Brown Director of Benefits and Compensation

Central Garden & Pet

Company Investment

Growth Plan

Financial Statements (Modified Cash Basis) as of December 31, 2003 and 2002 and for the Year Ended December 31, 2003, Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

CENTRAL GARDEN & PET COMPANY

INVESTMENT GROWTH PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants

Central Garden & Pet Company

Investment Growth Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Central Garden & Pet Company Investment Growth Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

June 15, 2004

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments at fair value:
Mutual funds	$31,468,164	$23,256,470
Common stock—Central Garden & Pet Company	5,497,025	4,060,764
Participant loans	898,917	963,396

Total	37,864,106	28,280,630
Investments at contract value - Investment contract with insurance company	13,731,136	13,058,121

Total investments	51,595,242	41,338,751

NET ASSETS AVAILABLE FOR BENEFITS	$51,595,242	$41,338,751

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Investment income:
Net appreciation in fair value of investments	$7,403,216
Interest and dividend income	1,027,955

Total investment income	8,431,171

Contributions:
Employer	768,021
Participant	4,195,084

Total contributions	4,963,105

Total additions	13,394,276

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	2,777,102
Plan expenses	6,009

Total deductions	2,783,111

NET INCREASE BEFORE PLAN TRANSFER	10,611,165
TRANSFER OF NET ASSETS TO THE PENNINGTON SEED & SUBSIDIARIES 401(K) PROFIT SHARING PLAN	(354,674)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	10,256,491
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	41,338,751

End of year	$51,595,242

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY

INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

1.	PLAN DESCRIPTION

The following brief description of the Central Garden & Pet Company Investment Growth Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan sponsored by Central Garden & Pet Company (the “Company”). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (“IRC”). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees whose compensation is not determined by a collective bargaining agreement become eligible to participate in the Plan at age 21 or older after at least 1,000 hours of service in a year.

Plan Transfer – Effective July 17, 2003, 20 participants in the Plan rolled over their accounts to the Pennington Seed & Subsidiaries 401(k) Profit Sharing Plan. Pennington Seed is a wholly-owned subsidiary of the Company.

Contributions—Participants of the Plan can elect to defer pretax contributions up to a maximum of $12,000 in 2003 and $11,000 in 2002, as provided in the IRC.

For the year ended December 31, 2003, the Company made a matching contribution equal to 25% of the first 8% of compensation contributed to the Plan. The Company’s matching contribution for the year ended December 31, 2003 was $760,631. As of December 31, 2003, $589,617 had been paid and $171,014 will be paid in 2004. The Company did not elect to make a discretionary profit sharing contribution for the year ended December 31, 2003. For the year ended December 31, 2002, $178,404 of the Company’s matching contribution was paid in 2003.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of Plan investment income (or losses), and Company contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from their vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in the investment options selected by the participants. The Plan currently offers participants 18 mutual funds, the Company’s common stock and an insurance investment contract as investment options.

Vesting—Participants are immediately vested in their voluntary contributions plus any associated earnings. Vesting in the Company matching contributions, plus any earnings thereon, is based on years of continuous service. A participant is 100% vested after five years of credited service.

Participant Loans—Participant loans are available to active employees for up to 50% of an employee’s vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Loan maturities are for a maximum of five years or, for the purchase of a primary residence, a maximum of fifteen years. Participants are allowed to have only one loan outstanding at a time. Loans are secured by the participant’s account balance and bear interest at a rate commensurate with prevailing rates at the time the loan is made, as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—Upon termination of service for any reason, including death or disability, participants with vested account values of less than $5,000 will receive a lump-sum distribution of such amounts. If the value of the vested portion of the account exceeds $5,000, the terminated participant can elect to receive his or her distribution immediately or at any time prior to attaining the normal retirement age of 65, as defined by the plan. When a participant attains the normal retirement age, the participant can withdraw all or any portion of his or her accounts under the plan without restriction.

Forfeitures—At December 31, 2003 and 2002, forfeited nonvested accounts totaled $91,385 and $71,940, respectively. These accounts will be used to reduce future employer contributions. Total forfeitures during 2003 and 2002 were $17,942 and $28,287, respectively. During the year ended December 31, 2003, employer contributions were not reduced by forfeited nonvested accounts.

Plan Termination—Although it has not expressed any intent to do so, the Company may discontinue its contributions and terminate the Plan at any time by resolution of its Board of Directors. In the event of Plan termination or complete discontinuance of Company contributions, each Plan participant will become fully vested in his or her account.

Tax Status— The Plan obtained its latest determination letter on May 23, 2002, in which the Internal Revenue Service stated that the Plan, including all amendments made through December 31, 2001, was in compliance with the applicable requirements of the IRC. The Plan’s Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared on the modified cash basis of accounting. Under this basis of accounting, investment income and contributions to the Plan are recognized when received and disbursements are recognized when made. Additionally, investments are stated at fair value. Accordingly, the accompanying financial statements are not intended to present net assets of the Plan in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and an investment contract with an insurance company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments in mutual funds and common stock are stated at fair value, which is determined by quoted market prices. The investment contract with an insurance company is stated at contract value (see Note 4). Participant loans are stated at the unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as received and dividends are recorded on the ex-dividend date.

Plan Expenses—The trustee fees and all other administrative expenses are paid directly by the Company, except for loan fees which are deducted from the accounts of participants who borrow from their balances, and paid to ING Life Insurance and Annuity Company (“ING”), the Plan trustee.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $1,329 at December 31, 2003.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002, are as follows:

	2003		2002
	Value	Number of Shares	Value	Number of Shares
Central Garden & Pet Company Common Stock	$5,497,025	182,903	$4,060,764	205,103
ING Fixed Account	13,731,136	N/A	13,058,121	N/A
ING Index Plus LargeCap Fund	7,550,892	537,048	6,043,166	535,267
Pioneer Equity Income Fund	3,796,706	150,424	2,968,417	141,826
Janus Balanced Fund	4,269,132	214,099	3,657,952	204,583

During the year ended December 31, 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $7,403,216 as follows:

Central Garden & Pet Company Common Stock	$1,864,838
Mutual funds	5,538,378

Total	$7,403,216

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2000, the Plan began offering the ING Fixed Account, a benefit-responsive investment contract, as an investment option to Plan participants. As of December 31, 2003 and 2002, Plan participants had $13,731,136 and $13,058,121, respectively, invested in this insurance company contract.

Contributions to ING under this contract are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value.

There are no reserves against contract value for credit risk. The crediting interest rates were approximately 4.75% and 5.25% for 2003 and 2002, respectively. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by ING. The crediting interest rate is subject to a guaranteed minimum floor as defined on an annual basis by ING. The floor rate at December 31, 2003 was 4.45%. Interest income from this fund was $604,943 for the year ended December 31, 2003.

5.	RELATED PARTY TRANSACTIONS

The Plan’s investments include common stock of Central Garden & Pet Company, the Plan’s sponsor, and investment funds of ING, the Plan trustee, representing party-in-interest transactions that qualify as exempt prohibited transactions.

******

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2003

Identity	Description	Number of Shares	Current Value
Central Garden & Pet Company
Common Stock (1)	Common stock	182,903	$5,497,025
ING Investment Funds: (1)
Fixed Account	Investment contract with insurance company, minimum interest at 4.45%	N/A	13,731,136
Aeltus Money Market Fund	Money market account	72,644	72,644
Government Fund	Mutual fund	77,459	814,868
Growth and Income Fund	Mutual fund	209,640	1,958,033
International Growth Fund	Mutual fund	113,327	797,821
Index Plus LargeCap Fund	Mutual fund	537,048	7,550,892
Small Company Fund	Mutual fund	113,458	1,712,077
Strategic Allocation Growth Fund	Mutual fund	15,722	163,506
Strategic Allocation Balance Fund	Mutual fund	15,494	164,080
Strategic Allocation Income Fund	Mutual fund	25,072	251,719
Pioneer Equity Income Fund	Mutual fund	150,424	3,796,706
INVESCO Dynamics Fund	Mutual fund	76,307	1,124,760
Janus Balanced Fund	Mutual fund	214,099	4,269,132
Baron Growth Fund	Mutual fund	35,062	1,242,580
Massachusetts Investors Growth Stock Fund	Mutual fund	207,495	2,348,848
Oppenheimer High Yield Fund	Mutual fund	124,593	1,196,089
Oppenheimer Main Street Fund	Mutual fund	49,805	1,633,605
Oppenheimer Global Fund	Mutual fund	36,980	1,904,462
Templeton Foreign Fund	Mutual fund	18,053	192,086
AIM Mid Cap Core Equity Fund	Mutual fund	10,188	274,256
Participant Loans (1)	196 loans, bearing interest at 7.1% to 10.5%, maturing through 2019	N/A	898,917

TOTAL INVESTMENTS			$51,595,242

(1)	Party-in-interest, as defined by ERISA.

EXHIBIT INDEX

Exhibit 23	Consent of Independent Registered Public Accounting Firm